TEVA REPORTS TOP-LINE RESULTS FROM FINAL PHASE III STUDY OF ARMODAFINIL (NUVIGIL®) IN PATIENTS
WITH MAJOR DEPRESSION ASSOCIATED WITH BIPOLAR I DISORDER

Jerusalem, August 30, 2013 —Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced top-line results of its final Phase III clinical study for armodafinil (NUVIGIL®) as adjunct therapy in adults with major depression associated with bipolar I disorder. The study reached statistical significance in several important secondary endpoints, such as responder rate and remission. However, it did not reach its primary endpoint —to determine whether armodafinil treatment (150mg per day) is more effective than placebo as adjunct therapy to mood stabilizers and/or atypical antipsychotics.

This study was the third of three, Phase III studies, all of which demonstrated improvements in patient response. However, based on an evaluation of the totality of results, Teva will not proceed with regulatory filings for armodafinil for the treatment of major depression associated with bipolar I disorder. There is no material impact to the Company.

“While this study demonstrated a numerical improvement, we are disappointed that armodafinil did not reach statistical significance. Teva remains committed to advancing science in serious conditions affecting the central nervous system.“ Said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We will continue to focus on our current NUVIGIL® indications and we remain committed to improving wakefulness in adult patients with excessive sleepiness associated with shift work disorder, obstructive sleep apnea or narcolepsy.”

About Armodafinil
Armodafinil is currently available in the United States as NUVIGIL®, a prescription medicine indicated to improve wakefulness in adults who experience excessive sleepiness (ES) due to obstructive sleep apnea (OSA), shift work disorder (SWD), or narcolepsy. NUVIGIL® is not approved for use in treating major depression associated with bipolar I disorder.

IMPORTANT SAFETY INFORMATION
The NUVIGIL® (armodafinil) label includes a warning for serious or life-threatening rash, including Stevens-Johnson Syndrome, requiring hospitalization and discontinuation of treatment, that has been reported in adults in association with the use of modafinil and armodafinil and in children in association with the use of modafinil, a racemic mixture of S and R modafinil (the latter is armodafinil, the active ingredient in NUVIGIL®). NUVIGIL® is not approved for use in pediatric patients for any indication.

In controlled trials in adults administered NUVIGIL®, psychiatric symptoms resulting in treatment discontinuation were anxiety, agitation, nervousness, and irritability. Caution should be exercised when NUVIGIL® is given to patients with a history of psychosis, depression, or mania. Consider discontinuing NUVIGIL® if psychiatric symptoms develop.

The most common adverse events in controlled clinical trials (five percent or greater) were headache, nausea, dizziness, and insomnia. Full prescribing information for NUVIGIL® is available at www.NUVIGIL.com.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.